April 21, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attn: John P. Lucas

Via EDGAR and Facsimile (703) 813-6982

Re:                             Global Geophysical Services, Inc.

Registration Statement on Form S-1

Registration No. 333-162540

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 6, 2010 and the date hereof 3,127 copies of the Preliminary Prospectus, subject to completion, dated April 6, 2010 were distributed as follows: 586 to institutions and 2,541 to prospective underwriters and dealers and to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington D.C. time, on April 21, 2010 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
BARCLAYS CAPITAL INC.
As Representatives of the Prospective Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David B. Andrews
Name: David B. Andrews
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

Signature Page to Acceleration Request